Exhibit 99.1

News Release 2017-33

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces Termination of Debt Exchange Offers and Anticipated Termination of Conditional Combination Agreement with OneWeb and Share Purchase Agreement with SoftBank

Luxembourg, 1 June 2017

Intelsat S.A. (NYSE: I) (“Intelsat”) today announced that the previously announced (i) offer or offers to exchange (collectively, the “Exchange Offers”) certain of the respective outstanding senior unsecured notes (the “Existing Notes”) issued by its indirect wholly-owned subsidiaries, Intelsat Jackson Holdings S.A., Intelsat Connect Finance S.A., and Intelsat (Luxembourg) S.A. (collectively, the “Issuers”) and (ii) solicitation or solicitations of consents (collectively, the “Consent Solicitations”) to amend the indentures governing the Existing Notes expired pursuant to their terms at 12:00 midnight, New York City time, on May 31, 2017. As of the expiration date, the minimum tender conditions for the Exchange Offers and Consent Solicitations had not been satisfied. The Issuers have not accepted any of the Existing Notes for exchange, any Existing Notes tendered for exchange will be promptly returned to holders, and the Exchange Offers and Consent Solicitations have accordingly been terminated.

The Exchange Offers and Consent Solicitations were conducted pursuant to the Combination Agreement, dated as of February 28, 2017 (as amended by that certain First Amendment to and Waiver Relating to the Combination Agreement, dated May 17, 2017, the “Combination Agreement”), between Intelsat and WorldVu Satellites Limited (“OneWeb”), pursuant to which Intelsat and OneWeb would combine through a merger, and the related Share Purchase Agreement, dated as of February 28, 2017 (as amended by that certain First Amendment to and Agreement Relating to the Share Purchase Agreement, dated as of May 17, 2017, the “Share Purchase Agreement”) among Intelsat, SoftBank Group Corp. (“SoftBank”) and OneWeb, pursuant to which SoftBank would make a cash investment in exchange for common and preferred shares of the combined company contemporaneous with the closing under the Combination Agreement. The successful completion of the Exchange Offers would have satisfied a condition to completion of the transactions under the Combination Agreement and the Share Purchase Agreement. Intelsat has notified OneWeb and SoftBank of the failure to consummate the Exchange Offers.

As a result of the termination of the Exchange Offers, Intelsat currently expects that OneWeb and SoftBank will exercise their respective termination rights under the Combination Agreement and related Share Purchase Agreement on June 2.

Intelsat CEO Stephen Spengler said, “There were many stakeholders’ interests that needed to be satisfied in this complex transaction. We are disappointed that our bondholders were unwilling to accept the terms of the exchange offers presented over the course of this process. Even without a merger of our companies, the pre-existing commercial agreement among Intelsat, OneWeb and SoftBank will continue. Under this agreement, we plan to jointly develop integrated solutions utilizing both of our fleets and to act as a sub-distributor to SoftBank for the attractive application segments of mobility, energy, government, and connected car. As we create integrated services for these applications, we expect to accelerate and enhance our goal of unlocking new and larger opportunities in the communications landscape. We remain focused on achieving our operating priorities for 2017, including the continued commercialization of our Intelsat EpicNG® high throughput satellite services.”

This press release is for informational purposes only and does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, powered by its leading satellite backbone, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #